SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                          -----------------------------

                                 FORM 10-SB12G/A
                          -----------------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                          ----------------------------

                            FLEXEMESSAGING.COM, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                            Idaho                               82-0485978
                 (State or other jurisdiction of            (I.R.S. Employer
                 incorporation or organization)             Identification No.)


                   Level 27 Grosvenor Place
                   225 George Street
                   Sydney, Australia                              NSW 2000
                ---------------------------------------           --------
               (Address of principal executive offices)          (Zip code)

                 Issuer's telephone number: (011) 61 2 9250-8888
                                 ---------------


Securities to be registered pursuant to Section 12(b) of the Act:   none

Securities to be registered pursuant to Section 12(g) of the Act:   Common Stock

                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----
PART I

Item 1.       Description of Business

Item 2.       Management's Discussion and Analysis

Item 3.       Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5.       Directors, Executive Officers, Promoters and
              Control Persons

Item 6.       Executive Compensation

Item 7.       Certain Relationships and Related Transactions

Item 8.       Description of Securities

PART II

Item 1.       Market for Common Equities and Related
              Stockholder Matters

Item 2.       Legal Proceedings

Item 3.       Changes in and Disagreements with Accountants

Item 4.       Recent Sales of Unregistered Securities

Item 5.       Indemnification of Directors and Officers

PART F/S

Financial Statements

PART III

Item 1.       Index to Exhibits

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
                                     PART I

The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this document or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking statements.

Item 1.  Description of Business

FlexEmessaging.Com, Inc. was formed under the laws of the State of Idaho on August 29, 1957 under the name of Siler Equipment Sales, Inc. to salvage and sell scrap metal, mine timber and related mining products (the "Company"). Thereafter, the name of the Company was changed to American Network Technologies, Inc. on February 20, 1996, to Piazztec International, Inc. on June 18, 1997 and Siler Ventures, Inc. ("SVI") on February 23, 1998. On February 15, 1999, the Company changed its name to FlexEmessaging.Com, Inc. to better reflect the new industry in which it now operates upon the successful reverse acquisition of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of Trade Wind Communications Limited, a Bermuda corporation ("TWC") by the Company. TWG was incorporated on September 6, 1998.

On February 5, 1999, the Company entered into a business combination with TWC to purchase all of its business assets, consisting of the stock of TWG, in exchange for the issuance of 8.8 million shares of common stock of the Company and with Atlantic International Capital Holdings Ltd., a Bermudan corporation, to provide financing of $3,660,000 through the sale of the Company's common stock utilizing private placements. Thus, any references to past accomplishments of the Company and its financial information shall relate solely to TWG, as combined, since SVI (now known as Flexemessaging.com, Inc.) has been inactive for several years.

The Company is primarily engaged in two major business segments: voice and data systems and electronic messaging. The Company's voice and data systems segment (hereinafter referred to as the "Voice & Data Division") is a distributor of communication systems and data applications for financial traders and emergency services operations. The Company's electronic messaging segment (hereinafter referred to as the "Flexifax Division") provides customers with a global enhanced fax and email broadcast services originating from the customers' desktop personal computer ("PC").

The Company presently operates through eight subsidiaries incorporated under the laws of New South Wales, Australia and Singapore and with approximately 63 employees, including 60 full-time employees as at December 15, 1999. One of the eight subsidiaries of the acquired TWG is a wholly-owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above-described operating


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

divisions operate under TWM using the tradename of 'Flexifax Global Services' and Trade Center Products. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its on-going business operations.

Outlook

Over the next 12 months the Company plans to re-position its offerings of products and services into a more broad-based messaging operation, reducing its dependence on fax and focusing on offering specific channel based value added services to customers rather than solely carriage of fax traffic over a fax network. Examples of such services are list and database management and marketing services, as well as services that are complementary to the existing messaging platforms which will drive and maximize e-commerce opportunities and interactivity. To facilitate this, the Company plans to develop strategic relationships and/or partnerships with telecommunications carriers, Internet Service Providers ("ISPs") and companies with complementary messaging technologies or services, possibly even potential competitors. These relationships could cover areas and activities such as sales, product marketing, services, technology sharing, network partnering, traffic distribution and/or service provision agreements. The Company may divest itself of certain technologies in order to move to newer ones or result in alternative methods of global traffic distribution, thus providing more scope for efficient and cost effective distribution of its customers messaging traffic. The Company has already concluded one such strategic alliance. On December 2, 1999, the Company signed an agreement with Premiere Information Systems Pty Ltd ("Premiere"), a subsidiary of Premiere Technologies Inc., a communications company based in Atlanta, Georgia whereby the Company would outsource the delivery of its fax traffic to the Premiere network. This deal is expected to transform the FlexiFax Division from a loss to a profit in the immediate future.

The Company also plans to expand its Voice and Data Division further into call center applications and has negotiated with IPC Information Systems ("IPC"), a New York corporation, which is a world leader in the delivery of integrated multimedia communications solutions to the financial trading industry, to distribute its Turret systems in Australia. This will complement the Voice & Data Division call center operations supplying Rockwell Electronic Commerce solutions ("Rockwell") and related activities.

Overview

FlexiFax Division

Flexifax Global Services ("Flexifax") was initially started about 5 years ago whereby the Company saw the growing need for sending information by fax efficiently to multiple destinations. It was envisaged that the world would be sending their messages from the desktop rather than from the fax machine. Thus all future development would be based on the digital environment of the desktop. The Company purchased a software application utilizing a Tandem Computer and enhanced its functionality and efficiency. The Company then gradually established a global network with remote nodes, which are industrial PC's with fax cards, in international centers such as London, New York, Hong Kong, Tokyo, Singapore, Wellington, Auckland and most of the major cities in Australia (the "FlexiFax Global Network" or "Global

Network"). Distributors were appointed in some countries, mainly where nodes existed. The Company also established a presence in London and Singapore.

Product Evolution

FlexiFax today is a digital fax and email broadcasting service which distributes a document from a user's desktop to potentially thousands of recipients' fax machines and/or PCs. The software enables stand-alone or networked PC users to connect to the FlexiFax Global Network. The service offers a number of key features:

o     Broadcast directly from the desktop.
o     Minimum online sending time.
o     Fine print definition due to transmission of document in digital format.
o     Flexible and secure list database management.
o     Web browser connection
o     File attachment

The growth of fax, and especially IP fax (see below) continues and the potential for broadcast fax in the business-to-business area is a long way from being fully realized.

The use of email and other forms of Internet-based messaging are also growing at an even greater rate. These methods are complementary to, rather than competitive with, fax broadcasts as each are suited to particular tasks. Accordingly, FlexiFax now offers the capability of broadcasts that combine fax and email addresses, with the added option of Web-browser access to its network, leaving the choice of method to the senders, based on their customers' preferences. The next stage of the Company's evolution is to provide a high degree of specialist value added services across all messaging technologies and become involved in the growth of technologies, such as e-mail management outsourcing and e-commerce, where messaging forms an essential part of the service.

Market Segmentation

The large potential of the total broadcast messaging market arises from its wide `catchment' area and also from the innovation and added value that it brings to organizations using more conventional methods.

Users of broadcast messaging include, but are not limited to:

O     Banks, Securities Houses and Brokers
O     Public Relations and Marketing Companies
O     Wholesale Distributors (e.g. Computer Products, Books, Records, Food)
O     Life Insurance and Superannuation Companies
O     Shipping and Freight Forwarders
O     Professional Services Organizations
O     Professional Associations
O     Political and Lobby Organizations
O     Government and near-Government Organizations

Global Service

FlexiFax uses Internet Protocol ("IP") to communicate across its global network of strategically located nodes controlled by the international hub in Sydney. The technology ensures efficient use of bandwidth, adaptability to new messaging technologies and control of network performance. The global architecture of the system lends itself to the establishment of local subsidiaries, branch offices and distributors. The service is available anywhere in the world, supported by a central 24-hour Help Desk and dedicated support teams.

Strengths for the Future.

Frost & Sullivan have estimated that global IP faxing will have increased from 6 million minutes in 1997 to around 90 million minutes by the end of 2001. There is even more rapid growth in the volume of e-mail. FlexiFax's IP messaging technology, combining fax and email in the same broadcast, provides a platform springboard for becoming a broad-based global messaging company, which stands to benefit greatly from the expansion of the market and the power of the Internet.

Growth Record

Delivered fax minutes have risen from 280,000 in 1995 to 19.5 million in 1999, with a gross margin of over 60%. This is believed to be at least as good as our significant competitors.

Strategy for Future Growth

The Company recognizes that for strong growth in the future it has to re-position itself into the broad-based electronic messaging market and focus on specific market channels to provide value added services. The Company has identified the need to move from its reliance on faxing technology and its use of a fax only global network in order to share more in the high growth in the Internet. This will involve the Company managing much higher volumes of client electronic messaging business but with a lower unit cost and margin, preferably with revenue realized on a per transaction basis. The first step has been the strategic alliance with Premiere, whereby Flexifax has outsourced the delivery of its fax traffic to the Premiere network. The Company's management plans to further achieve its aims by aligning the Company with, and leveraging off, larger industry players or recognized leaders in their field, and then provide specialist added value messaging services to such players/leaders, and their customers, in addition to providing such benefits to the Company's own customers. This will involve partnerships, strategic alliances or even joint ventures, with other technology companies or service providers and may involve alternative methods of global traffic distribution and a change in the Company's customer profile.

By re-positioning in this way the Company can seize opportunities that may present themselves to move into yet other growth areas, such as e-commerce, unified messaging or other growing markets. This is where the Company can take advantage of the fact that messaging technology has to be included as an essential part of the business. The Company's growing position in call centers (See Voice and Data Division) is expected to open up new opportunities for electronic messaging, universal messaging, messaging/e-mail outsourcing and e-commerce.

Voice and Data Systems Division

The Voice and Data Systems Division is a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, providing effective solutions to the critical needs of clients across many sectors. This is evidenced by the dominant market position held in the Australasian dealing room market. The Division has established market leadership in `instant-access' or `turret' voice systems in many of these key areas in Australia, with over 50% market share in the Australian financial markets, and approximately 80% in emergency services. This is in addition to a steadily growing market share of the broader `command-control' sector including airlines, utilities, defense and other areas of government.

This Division has maintained operating profits since its establishment more than 12 years ago. The Company plans to expand its opportunities in the Voice and Data Division through the development of call centers. Call centers are growing in Australia and Asia at an annual rate of 25% (source: New South Wales Government report) and there is increasing demand for more sophisticated and cost-effective technology. This Division is ideally situated to capitalize on this growing trend with a range of world-class products.

As a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, this Division provides effective solutions to the following cross sectors: stock and futures exchanges, financial institutions, emergency service providers, government agencies, airlines, public utilities, industrial companies and hospitals. This Division maintains a dominant position in the financial, commercial, government and emergency services markets as a specialist provider of leading edge communications products, systems integration and turnkey solutions.

The Voice and Data Division has developed or supplied outstanding products for use by its clients including:

o V Band - digital dealer board ("turret") systems (recently acquired by IPC for which the Company has been appointed the Australian distributor)
o     Multitone - paging, wide-area call-out systems, DECT cordless PABX
o     CSK Software - Slingshot real-time data delivery via Internet/Intranets

The Division's line-up of products for the call center market comprises:

o     Rockwell - ACD and Call Center Solutions
o     Aspect - Voicetek `Generations' Interactive Voice Response systems
o     Pipkins Inc, - `Maxima Advantage' Workforce Management software
o     Witness - Quality Monitoring systems
o     Webline - Web-based Telebusiness/ e-Commerce system
o     Trans-Lux - electronic display systems
o     Dictaphone - loggers

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
The Division grew out of supplying voice turret systems to the financial market. Over the past number of years it has added products to its offerings to suit the markets addressed.

Major Contracts.

Among the major contracts secured recently in the last year were:

o Jindalee Operational Radar Network (JORN) - a defense contract for secure voice communications for the over-the-horizon radar monitoring system.
o Qantas Airways - digital voice and radio communications for streamlined load control operations throughout Australia New Zealand and Papua New Guinea.
o Ambulance and Fire Brigade Services digital voice communication and call-out systems with multi-location networking, paging and computer-aided dispatch (CAD) systems integration.
o National Electricity Market Management Co (NEMMCO) - Operations security communications systems. (NEMMCO is involved in the creation of an Australia-wide electricity market.)
o Data Connections - Call Center systems including ACD, IVR and Workforce Management.
o Parliament House, Canberra - Voice systems for Security Control Area integrated with CCTV, perimeter door opening, intercom, lift phones and radio channels.
o     RAAF Radar Surveillance Units - secure voice communications.
o     Intercapital Brokers - Turret system.
o     Westpac Banking Corporation - Turret system

The Future in Call Centers

The Company began its operations in this division in 1987 with a core product distributed from V Band Corporation, ("V Band"), a New Jersey corporation, which recently filed for protection under Chapter 11 of the US Bankruptcy Code. V Band was acquired by its major competitor, IPC. Since then negotiations have been successfully undertaken between the Company and IPC, with the Company emerging as the non-exclusive Australian distributor for IPC products.

The Company recognized, over two years ago, that it had to diversify out of the financial market for voice turrets as the financial market was consolidating. The market chosen to diversify into was the call center market. Call Centers are evolving into versatile 'customer interaction centers' that facilitate contact by telephone, email via a Web site call back, or by fax. The Voice & Data Division is targeting this stage of development (which will also offer messaging opportunities to FlexiFax Division). The new generation of call centers provides opportunities for sales of new systems and change-outs of older technology.

Call centers used to refer mainly to communications cost centers dealing with large volumes of inbound calls organized round Automatic Call Distribution (ACD) or `queuing systems'. More recently the concept has been extended to include varying mixes of outbound as well as inbound call handling - but call centers are still viewed largely as systems for bulk-processing of telephone traffic. However, business and government organizations need a variety of systems to communicate with clients, employees, business partners and the public and call centers are now evolving into `customer interaction centers', facilitating contact by telephone, email, Web-site call-back and fax.

Call centers can operate independently of the location of their customers, even across international borders, and Australia is capitalizing on that flexibility. Regional and international call centers are being installed in Australia because of its lower staffing and establishment costs


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and multi-lingual workforce. According to New South Wales Government Reports the
call center market in Australia is growing at the rate of around 25% per annum. An estimated 550 call centers are now operating in Australia, employing approximately 50,000 people with an annual expenditure of $1.2 billion. A market study by Price Waterhouse/ACA estimated the growth of this market in Australia at 20% annually. Other sources, such as the New South Wales Department of State & Regional Development, put this growth at 25%. According to their 1998 report, the greater Sydney area is home to half the international call centers operating in the Asia Pacific region.

Call centers serve the whole spectrum of industry, finance, transport, utilities and government and the division has begun to extend its traditional focus on financial and emergency services to a much larger market.

The growth and expansion of this industry has led to a need for products and services by call centers providing assistance and/or solutions to their strained and growing operations. By providing such products, the Company, even as a late entrant, can solicit any client or potential client with such product offerings, even though that client may be using competitors equipment. As a result of the Company's targeting initiative the division now represents ( together with other distributors in many cases) Rockwell Electronic Commerce (Call Centers), Dictaphone (Loggers) Witness (Quality monitoring systems) Translux (wall boards) Pipkins (workforce management software) and others. The division uses a solution oriented approach to meet most customer technology needs.

Divisional sales for the year ended June 30, 1999 were $5.4 million, a decrease of 29% over the previous year. Sales in the current fiscal year were significantly lower than in fiscal 1998 mainly as a result of reduced sales of the core turret system product due to the financial collapse of V Band but an order book of over $4 million will provide a greater than usual level of certainty for the year 2000. The Company has moved into the call center market offering a number of products in this area. This should be considered as a start up business although the skills required to support these products are similar to those already being deployed in the financial trading area.

Operational Concerns

International Operations. As the Company's operations are internationally based, such operations are subject to numerous inherent risks beyond the Company's control, including political and economic conditions affecting the countries of operation. The Company's international business activities may include difficulties in staffing and managing international operations, currency fluctuations and currency management issues, difficulties in collecting accounts receivable, imposition of public sector controls, trade and tariffs restrictions, price or exchange controls, limitations on repatriation of earnings, foreign tax consequences and the burdens of complying with a wide variety of foreign laws and regulations.

Suppliers/Service Providers.

Dependence on Key Suppliers -Should any of the Company's key suppliers experience difficulty in providing product in a timely manner, this could adversely effect the Company's revenues and reputation in the market.
Additionally, the failure on the part of these suppliers to develop and manufacture or supply new or enhanced products or software that meet or anticipate technological changes on a timely and cost-competitive basis could have a materially adverse effect on the Company's financial condition and results of operations.

Agreement with V Band/IPC - For the fiscal three months ended September 30, 1998, sales of the V Band products accounted for 63% of the sales of the Voice and Data Systems. IPC, a previous competitor to V Band, has recently acquired V Band and the Company has been appointed the Australian distributor of IPC products.

Reliance on third parties - A substantial portion of the Company's total revenues are derived from the sale of products manufactured by third parties and the provision of professional services in connection with the sale and maintenance of such products. As a result, any factor adversely affecting such distribution rights or services would have a material adverse effect on the Company's business and results of operations.

Regulations.

Enforcement of Civil Claims - The Company was incorporated under the laws of Idaho, while the operating entities are based in Australia. Certain of its directors and all of its officers reside, and all of its assets are located, outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in United States courts predicated upon the civil liability provisions of applicable securities laws of the United States against the Company or its directors and officers.

Change in government policies - A deterioration in economic conditions in countries where the Company carries on business or other factors could result in a change in government policies which may materially affect the Company's financial position and results of operations.

Regulation of the telecommunications industry - The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects.

Regulation of broadcast faxing and Emailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or Email broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business-to-business fax broadcasting and this may have an adverse affect on the Company's business and results. Current trends in regulation of electronic messaging are that messages should only be sent to those that want the information in the message or have "opted in" to receive specific types of information from time to time. The Company is not aware if the Company's customers have obtained 'opt in' status from the recipients to whom they intend to send their messages.

Competition and Competitive Business Conditions.

Competition - The Company's Voice and Data Division operates in a highly competitive environment. The markets in which the Company operates are comprised of a substantial number of global and regional competitors, many of which have greater financial, engineering, manufacturing and other resources than the Company. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. Future profitability will depend upon broader market penetration that the Company has yet to secure.

The fax broadcast and messaging industry is intensely competitive and served by a wide range of companies, including major telephone service providers, ISPs in developed countries and other companies specializing in providing fax services. Many of these companies have significantly greater financial resources and reach than the Company and extensive established networks. Typically, FlexiFax does not have long-term contractual agreements with its clients and there can be no assurance that its clients will continue to transact business with the Company in the future. In addition, there can be no assurance that clients will not elect to use alternatives to FlexiFax's fax or messaging communications services, such as the Internet, to carry such communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to clients than those offered by the Company. Such competition companies may also invite partnering or joint venture arrangements with the Company in one country under a mutual agreement but still remain a strong competitor to the Company in others. This could require the Company to adapt or change out its technology to achieve such partnering or joint venture relationships.

Reliance on computer and communications systems - The Company's business is highly dependent on its computer and telecommunications systems and those of others, such as Premiere, for the operation and quality of service of the FlexiFax system. The temporary or permanent loss of all or a portion of any system, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Dependence on Telephone Services - In broadcasting faxes or other messaging technologies, FlexiFax is highly dependent on telephone service provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies where FlexiFax operates nodes will increase the Company's tariffs from Premiere and could adversely affect its financial condition and results of operations.

Dependence on Internet Service Providers (ISPs) - In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the Company's service. This in turn could effect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur.

Dependence on key customers - FlexiFax derives a significant portion of its revenues from a relatively small number of customers and there and there is no assurance that such customers will continue to provide the same levels of revenue in the future.

Concentration of Clients in the Financial Services Industry - Historically, a significant portion of the Company's revenues have been derived from sales to clients in the financial services industry. If the financial services industry suffers an economic downturn, it is likely that the Company would experience a decline in revenues, which could have a materially adverse effect on the Company's financial condition and results of operations.

Technology.

Lack of Patentable Technology - The Company owns no patentable technology. None of the Company's distributorship agreements provide the Company with exclusive proprietary technology and there can be no assurance that the Company will be able to sustain a competitive advantage against other firms with access to the same technology.

Dependence on unpatented proprietary know-how - Unlike certain of its competitors, FlexiFax relies on unpatented proprietary know-how. While the Company employs various methods to protect its know-how, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how, obtain access thereto or develop a more efficient system.

Technology Risk - The Company's ability to compete effectively is dependent upon its ongoing significant investment in software development and telecommunications technology. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. Future technological advances in the continually changing telecommunications industry may result in the availability of new services, products or methods of electronic document delivery that could compete with the document distribution services currently provided by FlexiFax. Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for electronic document distribution services more cost efficiently than through the use of the Company's services. The Company could be adversely affected in the event of such technological change, or if such changes in technology enable additional companies to offer services which could replace some or all of the services presently offered by FlexiFax.

Competition

The Company's competition is very strong and consists of large carriers, ISPs as well as new start up industries. For the Flexifax Division such competitors include Premiere Technologies (incorporating Xpedite), NetMoves (formally FaxSav), Sprint, Cable & Wireless or other carriers or ISPs, in addition to some large media companies distributing news releases, and some start-up companies offering "free" fax services. The competitors for Voice and Data include British Telecom, Lucent Technologies, Panasonic, Sony, Hanson, NEC, Nortel and any company offering call center services, products or solutions.

Item 2.  Management's Discussion and Analysis

The core elements of the Company's business are messaging and communications represented by the Company's two operating divisions, FlexiFax and Voice & Data. The Company offers a range of quality products and solutions in both of these markets. The expansion of digital messaging is particularly strong and the FlexiFax Division is rapidly broadening its offerings to meet customer demand. Similarly, in the systems market, the convergence of computer technology with telecommunications infrastructures has created a demand for ever-increasing functionality. The Voice & Data Division markets a range of products designed to take advantage of some of these opportunities within its targeted niches of financial trading, command/control centers and call centers.

Management has established the following objectives for the Company over the next 12 months:

o Re-position the Company more towards a broad based messaging service and away from the heavy reliance on fax running on a proprietary fax network. This is anticipated to transform the FlexiFax Division from loss making to profitability.
o Identify e-commerce opportunities complementary to the messaging basis of the Company.
o Seek partnering or joint venture opportunities which will be complementary and provide opportunities for growth.
o Expand or identify channel opportunities to service new areas and to improve delivery or service levels in cities currently served.
o Upgrade, add features and improve the Flexifax software and move towards a more broad based message service capability, with particular focus on value added services rather than solely providing carriage capability.
o Expand the Company's voice and data systems business and product range and emphasis on call center applications and turrets.

As a result of the reverse acquisition of TWG by the Company in February 1999, the financial information and financial statements presented herein are those of TWG, the accounting acquirer. Thus, the financial position and results of operation of the Company were recorded in Australian dollars, the functional currency, and have been converted to US dollars.

Results of operations and financial position for Fiscal Years Ending June 30, 1999 and 1998

Management's discussion and analysis of operations for the years ended June 30, 1999 and 1998 are on the converted US dollar figures. References have been made to certain figures before taking into account the effect of the foreign currency translation adjustment where necessary.

Combined Results of Operations

Combined revenues decreased by 20% to $8,873,845 for the year ended June 30, 1999, compared to $11,103,370 for the year ended June 30, 1998. Cost of sales reduced to $4,686,123, down from $6,516,246 in the prior year. Cost of sales as a percentage of revenue improved to 53%, down from 59% in the corresponding period. Total operating expenses increased 8% to $5,713,499 from $5,267,999 in the prior year. A net loss for the year ended June 30, 1999 of $1,822,201 was reported, which was up from the net loss reported for the year ended June 30, 1998 of $703,094.

A detailed explanation of the results by operating division follows.

FlexiFax Global Services Division

Revenues. FlexiFax operating revenue decreased 0.5% to $3,447,030 for the year ended June 30, 1999 from $3,462,992 for the year ended June 30, 1998. (Sales were 6% higher than the comparative  figure  before  adjusting  for  the  foreign  currency  translation difference). Revenues generated in countries outside of the US (excluding Australia) increased by 61% while revenue generated in Australia remained constant as growth in this market was offset by some migration of customers due to the deregulation of the Australian Telecommunication Industry resulting in tight competitive conditions. Strong growth in international markets was achieved through greater market penetration in existing areas such as the United Kingdom, Singapore and Vancouver, as well as in new areas such as Switzerland. A large amount of management effort and resources were directed to the establishment and growth of direct sales offices located in London and Singapore.

Cost of sales. Cost of sales comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $2,219,827 for the year ended June 30, 1999 compared to $2,118,018 for the prior year. Cost of sales as a percentage of revenue increased to 64% for the year ended June 30, 1999, compared to 61% for the corresponding period as a result of lower revenues per minute being achieved due to tight trading conditions.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 1999 amounted to $2,596,181 compared to $1,991,437 in the corresponding period. Significant expenses were incurred in connection with the establishment of a direct office in London, which amounted to $439,075. The balance of the increase in expenditure resulted mainly from increased staff costs. Depreciation increased to $304,409 for the year ended June 30, 1999, compared to $289,536 in the prior year, as a result of network equipment acquired to increase network capacity and efficiency.

Voice and Data Systems Division

Revenues. Revenues consist of sales from systems integration solutions for voice, call center, electronic display, paging, call recording and data applications. Revenues decreased 29% to $5,426,815 for the year ended June 30, 1999, from $7,640,378 for the year ended June 30, 1998. The decrease is mainly attributable to: (1) reduced sales of V Band voice systems because of the global consolidation of financial market players and the inability of V Band Inc to continue to operate as a going concern; (2) Significant customer delay (between expected order date and received order date) in the electronic display and call center markets; (3) A large project secured by the paging division in the prior year; (4) Reduced sales activity in the Singapore region. The successful conclusion of the Australian distributorship with IPC is expected to generate positive results in the next financial year, with turret systems sales for fiscal 2000 forecast to be significantly higher than for the fiscal 1999 year.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 1999 amounted to $2,466,296, compared to $4,398,228 for the previous 12 months. Cost of sales as a percentage of revenue decreased to 45% for the current financial year down from 58% for the year ended June 30, 1998. The decreased percentage is a result of providing a larger proportion of relocation and ancillary support and maintenance services to the V Band voice customer base as opposed to supplying larger project system sales, as well as a change in the overall revenue mix, where different product groups attract different gross margins.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 1999 amounted to $2,858,593 compared to $3,109,126 in the corresponding period. Depreciation increased to $126,159 for the year ended June 30, 1999, compared to $107,558 in the prior year,

Liquidity  and Capital  Resources  for the fiscal  years ended June 30, 1999 and
1998

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The  Company   anticipates  raising  additional  capital  to  meet  its  planned operational and expansion requirements over the remaining part of the fiscal year ending June 30, 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities. Thereafter, if the Company's operations do not begin to deliver positive cashflows in amounts enough to satisfy the Company's requirements, then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others or undertake appropriate divestment strategies of certain technologies for equity or cash. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

The market for fax and messaging is very competitive and the Voice and Data Division, with its large contracts, is heavily influenced by the economic conditions existing in Australia at the time. The Company does not expect this to change and in fact expects that even greater effort will be needed in the future. The Company will therefore continue to have the need for additional funding until it reaches significant levels of revenue and margin to become cashflow positive.

The Company has financed its cash requirements for operations and investments in capital assets mainly through private sales of equity securities and loan finance.

As a result of operating losses, cash used in operating activities amounted to $1,820,936 for the year ended June 30, 1999, compared to $199,999 being generated from operations for the year ended June 30, 1998. Accounts receivable decreased $224,035 to $1,899,714 from $2,123,749 for the year ended June 30, 1998 as a result of a general reduction in sales activity as well as the relative cash flow timings of the Voice & Data Division revenue flows. Accounts payable and other accruals reduced by $1,028,159 compared to an increase of $428,848 in the prior comparative year, mainly as a result of some of the funding received going towards reducing the payables to an acceptable level, as well as a general reduction in sales activity.

Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $481,852 for the year ended June 30, 1999, compared to an inflow of $21,246 in the corresponding period in 1998.

Cash generated from financing activities, amounted to $1,831,823 compared to $80,113 in the prior year primarily as a result of the sale of stock. 300,000 shares were sold on March 16, 1999 at a price of $2.50 per share under a private placement, with a further issue of 200,000 shares on June 9, 1999 at a discounted price of $1.25 under the private placement, for the raising of bridging finance for a potential acquisition. Capital was contributed by Trade Wind Communications Limited in the amount of $917,435, compared to $481,659 in the prior year.

Cash and equivalents decreased to $118,912 for the year ended June 30, 1999, from $589,877 in the previous year, as a result of funding operations and capital asset acquisitions, primarily through private issues of securities and the provision of loan finance.

New Accounting Pronouncements

In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure that could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company has formulated a Y2K compliance program to test the Company's products and services for compliance. All the Company's principals who supply products have been asked for a compliance statement. However in the telecommunications environment, individual products may be compliant but their operation as a whole also depends on third parties over which the Company has no control or in some cases even input.

The cost to the Company of the Y2K compliance program has not be separated but been written off into general operating expenses and leasing costs (for equipment upgrade). Simulation tests have been made and where found necessary software and hardware applications have been upgraded. A good example of this was the upgrading of the Tandem mainframe for FlexiFax. After upgrading to Y2K application from Tandem Computers, a simulated test for satisfactory operation was carried out over a weekend period. The test simulated the date change from 1999 to 2000 on the Flexifax network applications (under FlexiFax control) for end to end performance, before and after, and all deliveries monitored. The tests proved successful. However, it cannot be over emphasized that the correct Y2K operation depends on all parts of the network, including carriers, service providers, customers (and their PCs state of readiness, etc). All components of a network need to be compliant for perfect operation.

The Company's state of readiness for Y2K

Flexifax Division. The central Tandem hub was upgraded in both hardware and software application, to a Tandem Computer version that Tandem supports for Y2K compliance. This was a two stage process the first being in 1996 and the second stage, a series of software upgrades over the July and August 1998. On May 20, 1999, a performance test was undertaken simulating delivery performance with the date changing over from 1999 to 2000 occurring during the test period. Traffic tests were then carried out to prove satisfactory operation and delivery of faxes. The results of all these tests were satisfactory It must be noted that carriers regularly pass traffic to other carriers until the fax destination is reached. Correct delivery can only be achieved if all carriers over the network are operational. As a result of the Premiere deal (whereby Flexifax outsources final delivery of their fax traffic to the Premiere network) the Y2K risk lies primarily with the Premiere network readiness. Flexifax has asked (and has received) from Premiere a Y2K compliance status and fall back plan. However, in case Premiere, or one of their suppliers, experience difficulties over Y2K, Flexifax will keep the Tandem running in parallel (hot standby). This will be during the December 31, 1999 and January 1, 2000 period or until satisfied that the Premiere network is running satisfactorily. The Tandem will utilize bandwidth from a tier one carrier feeding traffic to a Sydney located tier one US carrier for fax delivery until ready to revert back to the Premiere network.

Voice and Data Division. Any software designed by the Company over the last year has been Y2K compliant. The equipment distributed from the Company's principals have also undergone test simulations for Y2K of the generic product. Similar tests were not done at client's sites but the Company believes most clients are conducting their own compliance programs.

The Y2K compliance position of following products (excluding any PCs owned or supplied by the customer) sold to, or used in customer premises, by the Voice and Data Division over the 12 months are as listed below:

V Band products - Not date dependent - compliant
IPC Products - Compliant by purchasing upgrade.
CSK Systems - Supplier certificated
Dictaphone - Supplier certificated (with one minor exception currently being addressed)
Multitone - Supplier certificated
Rockwell (ACD and Transcend) - Supplier certificated
Voicetek - Supplier certificated
Witness Systems - Supplier certificated
Webline - Supplier certificated
NxOrc - Supplier certificated

Company designed products:

Clarity - Compliant
ASX software interface has been tested for compliance. Other designs and interfaces - Not date dependent.
The Flexifax billing system has been tested for compliance by simulated date change.

Internal Company Systems

Sybiz accounting. - Upgraded to compliant version July 1, 1999

PCs in the Company. Although there are a number of old PCs in the Company that are not compliant (old BIOS) the Company does not believe that they will cause any Y2K operational difficulty and if so, such will be exchanged with compliant ones. All PCs purchased over at least a year have been compliant. Any PC used in the Company's accounting area is Y2K compliant.

Cost of Y2K to the Company

Flexifax Division. There were a number of additional costs for changes to the software applications by outside parties. The cost for these however were not isolated out as other software enhancement work was bundled into the programming work each time. These cost therefore are included in the monthly operating results. All other internal costs have been taken up in the monthly payroll costs for the Flexifax Division.

Voice and Data Division. The Company has not tracked the individual Y2K compliance costs as they were not considered material. Suppliers and principles primarily did the work that had to be done. All costs are principally the related payroll costs and some non material component costs.

Worst Case Risk Scenario

Flexifax Division. The Y2K problem could affect the Company from external parties.

1. Clients not having their systems compliant and therefore are unable to deliver traffic for some reason
2.   The carrier or ISP network not accepting traffic.
3.   The Central Building Power.

In the case of clients in (1.) above, no client represents more than 5% of the company's monthly revenue billing? The vast majority of major users of the Flexifax service have their own Y2K compliance programs in place. Thus, although some companies may have problems it is unlikely all clients will. The Company has contacted its major client users to try and ensure that any potential problem is being addressed. The amount of traffic or transmissions sent in over the first week in January may diminish as focus is given towards each client company's Y2K performance rather than distributing information by fax or email. However, historically this time of year has always been a slow time due to the year end holidays around the world.

In the case of carriers in (2.) above, all carriers are taking Y2K seriously and implementing compliance programs. The problem, as seen by the Company, will involve billing rather than traffic handling performance, although this cannot be guaranteed. In the worst case, the result is a carrier to which the Company delivers bulk traffic fails to perform and does not accept its traffic. A contingency plan is in place for this scenario (see below).

In the case of building power in (3.) above, there is a (automatic change over) standby power generator, that is tested monthly, that can cover for this eventuality.

Y2K Contingency Plan

Flexifax Division. The most difficult challenge would be to redirect traffic of transmissions because a major carrier could not accept the traffic the Company presents to it. To protect against this eventuality there are two main contingency plans in place. The initial delivery will be through Premiere. If they experience difficulties then the company will revert to routing traffic through the Tandem. The Flexifax Tandem technology allows for the traffic to a network node to be reconfigured from the central Network Control Center in Sydney. Thus, traffic can be diverted from one node to another and so from one carrier to another by the Network Control Center changing the routing information in the Tandem. This allows for traffic rerouting should any one of the Company's major carriers find that they can not process the traffic. The Company's fall back bandwidth supplier is a tier one carrier. They have a termination in the Company's Network Control Center using fiber. If Premiere experience problems, the Company's Network Control Center can reroute the traffic via the fiber of a different 'tier one carrier' in Australia to the Sydney site of a major US carrier. This US carrier already accepts significant traffic from the Company. If the traffic load is too great then additional nodes can be recovered from other locations and made operational in the US carrier's site.

Voice and Data Division. The worst case scenario is that one or more of the Company's major customers experiences problems with their systems operation and then call on the Company to assist. This could occur even if the problem was not of the company's making. Should there be too many calls of this nature at the same time it is possible that there will not enough manpower available to attend to all callers as fast as customers would like, or have come to expect, from the Company. The telephone numbers of support staff are held centrally and as such the maximum number of people will be made available if necessary.

Item 3.  Description of Property

All Company property is leased. The Company currently operates from the following offices

-------------------------------------------------------------------------------------------------------------------------------
Australia               27th floor Grosvenor Place               Head Office address for all companies     Lease expires on
Sydney                  225 George Street Sydney                 of Trade Wind Communications Limited      31 July 2000
                        NSW 2000   Australia                     Flexifax Sydney
-------------------------------------------------------------------------------------------------------------------------------
Australia               210 George Street                        Voice and Data Sydney                     Lease expires on
Sydney                  NSW 2000 Australia                       address                                   30 June 2000
-------------------------------------------------------------------------------------------------------------------------------
Australia               Level 7, Royal Insurance Bldg.           Flexifax Melbourne                        Monthly
Melbourne               440 Collins Street                       Voice & Data Melbourne                    tenancy
                        Melbourne Victoria 3000
-------------------------------------------------------------------------------------------------------------------------------
Singapore               200 Telok Ayer Street                    Voice & Data Singapore                    Lease expires on
                        Singapore 0106                           FlexiFax Singapore                        31 May 2000
-------------------------------------------------------------------------------------------------------------------------------
London                  98 Curtain Road                          FlexiFax Global Services UK               Monthly
                        London EC2A3AA                                                                     tenancy
-------------------------------------------------------------------------------------------------------------------------------

Property occupied is currently adequate for the Company's needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the stock shown.


-----------------------------------------------------------------------------------------------

               Name                  Number of Shares      Percentage of Outstanding Shares(6)
-----------------------------------------------------------------------------------------------

Skyglen Pty Limited(1) (5)            1,391,259                           13.40%
-----------------------------------------------------------------------------------------------

Martin McCarthy(5)                     231,314                             2.2%

Minbura Holdings Pty Limited (2) (5)   536,942                             5.2%

Patvilt Pty Limited(3) (5)            1,237,073                            11.9%

Valazco Pty Limited (4) (5)            168,307                             1.6%
-----------------------------------------------------------------------------------------------

Trade Wind Communications Limited     8,800,000                            84.6%
-----------------------------------------------------------------------------------------------

(1) An Australian trustee company controlled by Nicholas Rowland Bird.
(2) An Australian trustee company controlled by Sion Grand
(3) An Australian  trustee company  controlled  by Arthur  Christopher  Walton
(4) An Australian trustee company controlled by Frank Favretto
(5) Beneficially  held through Trade Wind Communications Limited.
(6) As at October 31, 1999

All Officers and Directors as a Group           17.2%  (3 persons)

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days.

(2) Unless otherwise indicated, all addresses are at the Company's office.

The balance of the Company's securities are held by approximately fifty persons.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:

Name                            Age                       Position
----                            ---                       --------

Nicholas Bird                   61                        CEO, Director

Frank Favretto                  47                        Director

Martin McCarthy                 43                        Director

Nicholas Bird is a co-founder of TWC and has extensive engineering and managerial experience, especially in South East Asia. In 1970, he joined Philips Telecommunications Industries, Hilversum, Holland in their Singapore operation and was soon promoted to Regional Manager of South East Asia for
Telecommunications and Data Systems. During this time, he set up a telecommunications factory in Singapore for PABX and application development. Until

1981, Mr. Bird led Philips Telecommunications' Singapore operation in becoming a market leader in most of its chosen areas, increasing annual revenues of S$250,000 to in excess of S$20 million. Philips transferred Mr. Bird to Australia in 1985 as its Group Product Manager, Telecommunications and Data Systems. In this position, he was responsible for strategy and direction to make the Australian operations profitable. Philips instructed its Australian company to rationalize its operations through a management buy-out. He participated in the buy-out and founded Trade Wind Technologies Pty Ltd (formerly known as Trade Wind Communications Pty Ltd) in December 1986. He has been significant in the growth and development of TWC and he now uses his expertise for the continued growth of the Company in the capacity of Chief Executive Officer. Mr. Bird was appointed as Chief Executive Officer and as a Director to the Board of Directors of the Company on February 5, 1999.

Frank Favretto is a Chartered Accountant in Australia and is the non-executive director of AusAsean Management Ltd., an Australian private company and Chairman of Coms21 Limited, an Australian public company. Mr. Favretto established Bankers Trust Australia's stockbroking operations in 1984 and held the positions of Chairman and non-member director of its Australian Stock Exchange membership from 1984 to 1991. In 1991, he became Executive Vice-President of Bankers Trust Australia's equity underwriting committee. In this role, Mr. Favretto gained considerable experience in private and public capital raisings. He was appointed a Director of TWC in November, 1996 and has been appointed to the Board of Directors of the Company since completion of the reverse acquisition.

Martin McCarthy, was recently appointed a Director of the Company in May, 1999. Mr. McCarthy was the President and CEO of IDD Enterprises, L.P. ("IDD") which was recently sold to Dow Jones and Company. Mr. McCarthy has been a pioneer in the online world for almost two decades. He has managed large organizations which have created, commercialized and deployed leading edge technologies in the areas of communications, information services and transactions. Prior to joining IDD in 1988, Mr. McCarthy served as Vice President of Office Message and Information Services at Western Union and was the youngest corporate officer in the firm's 130 year history. Mr. McCarthy has an MBA from Harvard University.

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

Conflicts of Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6.  Executive Compensation.

The Company does not currently compensate any executive directly. Nicholas Bird is an employed by TWG, the Company's operating subsidiary, under the terms of an employment agreement. For the year ended June 30, 1999, Mr. Bird received total remuneration of $81,543 (1998: $91,209), which comprised base salary of $41,713 (1998: $65,620), and other compensation of $39,830 (1998: $25,589). No employees received in excess of $100,000.

Board of Directors Compensation

The Company does not pay directors who are also executive officers for service on the Board of Directors. Non-executive directors receive $1,500 per meeting and are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

Long-term Incentive and Pension Plans

The Company does not hold any long-term incentive or defined benefit pension plans. In relation to the Company's subsidiary operations in Australia, according to legislation the Company provides funds for long service leave to which staff become eligible after 10 years continuous service. Superannuation payments are in line with norms in the various countries that the Company and its subsidiaries does business in.

The Company is presently reviewing the merits of establishing an incentive stock option plan for its key executives and employees; however, no such plan has been approved or implemented.

Other

No director or executive officer is involved in any material legal proceeding against the Company in which he will receive a benefit from such legal proceedings.

Employment Agreements

The Company currently has no employment agreement any of its employees. Certain employees have appointment letters.

Indemnification of Directors and Officers

The Company's Charter and Bylaws provide that indemnification for all directors and officers to the full extent permitted by the Idaho Corporation Law. Under such provisions, any director or officer who, in such capacity, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the Company's best interest. The Charter, Bylaws, and the Idaho Corporation Law further provide that indemnification is not exclusive of any other rights to which individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

The Company has the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by any person in any capacity or arising out of his status as, whether or not we would have the power to indemnify person against liability under Idaho law.

Item 7.  Certain Relationships and Related Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.  Description of Securities.

The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. There are 10,400,000 Common Stock issued and outstanding as of the date of this filing. There are no preferred stock issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable stock. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding stock of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All stock of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Stock. No Preferred Stock of the Company is presently issued or outstanding. The Preferred Stock of the Company may be issued in various series and shall have preferences as to dividends and to liquidation rights. The Board of Directors shall establish the specific rights, preferences, voting privileges and restrictions of such Preferred Stock or any series thereof.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

The Company's Common Stock is quoted at the present time on the "Over-the-Counter Bulletin Board. The Company's Common Stock commenced trading in April 1999 at $3.00 per share under the symbol of "FLXM". Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

----------------------------------------------------------------------------
                                    High Bid           Low Bid
----------------------------------------------------------------------------
Qtr ended June 30, 1999               $4.50             $3.00

----------------------------------------------------------------------------
Qtr ended September 30, 1999         $3.375             $2.00

----------------------------------------------------------------------------
December 23, 1999                    $4.875            $4.5625

----------------------------------------------------------------------------


There are approximately 50 holders of the Company's Common Stock. From 1970 to 1984 the Company issued its common stock to various independent contractors and employees for their services. Presently there are 10,400,000 shares of the Company's Common Stock outstanding with 20,000,000 common stock authorized. All of the issued and outstanding stock of the Company's Common Stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

As of the date of this Form 10-SB, 10,400,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose stock are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of stock which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of stock without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

On February 18, 1999, the Company sold 300,000 shares of Common Stock to three stockholders at $2.50 per share in a private placement pursuant to Regulation D,
Section  504.These  funds  were used for  international  expansion  and  working capital purposes. On April 6, 1999, the Company sold an additional 200,000 shares of Common Stock at a discount for $250,000 under the terms of a private placement pursuant to Regulation D, Section 504. These funds were used for working capital purposes.

Item 5. Indemnification of Directors and Officers.

The Company's by-laws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Idaho law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Idaho, the Company's by-laws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification.

                                    PART F/S

Financial Statements.

The following financial statements are attached hereto and filed as a part hereof. See page 23.

1)  Table of Contents - Financial Statements
2)  Independent Auditors' Report
3)  Consolidated Balance Sheet
4)  Consolidated Statements of Loss and Comprehensive Loss
5)  Consolidated Statements of Changes in Cash Flows
6)  Consolidated Statement of Stockholders' Equity
7)  Notes to Financial Statements

                                    PART III

Item 1.  Exhibit Index

No.                                                                  Sequential
                                                                     Page No.
(3) Certificate of Incorporation and Bylaws

            3.1         Certificate of Incorporation and
                        Amendments Thereto*

            3.2         Bylaws*

(10) Material Contracts

            10.1        Merger Agreement*

(21) List of Subsidiaries*

(27) Financial Data Schedule



------------------------
*Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FLEXEMESSAGING.COM, INC.
                                          (Registrant)

Date: December 30, 1999
                                          /s/ Nicholas Bird
                                          ------------------------------
                                          Nicholas Bird, President

                             Flexemessaging.com, Inc






                     REPORT FOR THE YEAR ENDED JUNE 30, 1999

For financial accounting purposes, as a result of the reverse acquisition by Flexemessaging.com, Inc. (the "Company") of the business assets of Trade Wind Communications Limited ("TWC"), consisting of the stock of Trade Wind Group Pty Ltd., the financial statements presented herein are the consolidated financial statements of the Company for the year ended June 30, 1999 and June 30, 1998.

The Company has two divisions: Voice and Data Division and FlexiFax Division operating under the trade name of FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communication systems and decision support applications for dealing rooms, emergency services and other organizations with mission-critical needs. FlexiFax Global Services operates an enhanced fax broadcast service over a global network. FlexiFax specializes in quality fax broadcasts generated from customers' desktops for delivery to any destination in the world.






SCHEDULE A              Financial Information
----------              ---------------------

TO THE SHAREHOLDERS
FLEXEMESSAGING.COM,INC


                                                    INDEPENDENT AUDITORS' REPORT



We have audited the accompanying consolidated balance sheet of Flexemessaging.com,Inc. as of June 30, 1999 and the related consolidated statements of loss and comprehensive loss, stockholders' equity and cash flows for the years ended June 30, 1999 and l998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with Australian generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flexemessaging.com,lnc. at June 30, 1999 and the consolidated results of their operations and their cash flows for the years ended June 30, 1999 and 1998 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sydney, Australia                                            BDO NELSON PARKHILL
October 27, 1999                                           CHARTERED ACCOUNTANTS

Flexemessaging.com, Inc
Consolidated Balance Sheet

                                                                                  Note                   30 June
                                                                                                          1999
-----------------------------------------------------------------------------------------------------------------
Assets                                                                                                      $

            Current
            Cash                                                                   2                      118,912
            Receivables                                                            3                    1,899,714
            Inventory                                                              4                      306,370
            Costs on projects not yet billed                                                              456,784
                                                                                               ------------------
                                                                                                        2,781,780
                                                                                               ------------------

            Capital assets                                                         5                    1,010,902
            Goodwill                                                               6                        9,531
            Other                                                                  7                       20,610
                                                                                               ------------------
                                                                                                        1,041,043
                                                                                               ------------------
                                                                                                        3,822,823

-----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current

            Trade Creditors                                                                             1,541,309
            Sundry creditors and accruals                                          8                      784,269
            Customer deposits                                                                             248,495
            Unearned maintenance revenue                                                                  196,882
            Current portion of lease obligations                                   9                       31,382
            Loan payable on securitization of debt                                10                       74,435
            Income taxes payable                                                                              111
                                                                                              -------------------
                                                                                                        2,876,883
                                                                                              -------------------

Non Current

            Non current portion of lease obligations                               9                       21,777
            Employee entitlements payable                                                                 131,851
                                                                                              -------------------
                                                                                                          153,628
                                                                                              -------------------

Total Liabilities                                                                                       3,030,511
                                                                                              -------------------

Shareholders' Equity
Common Stock, $0.001 par value; 20,000,000 shares
           Authorized; 10,400,000  shares issued                                                           10,400
           Preferred Stock, $0.001 par value; 5,000,000 shares
           Authorized; no shares issued                                                                      --

            Additional paid-in capital                                                                  4,659,068
            Comprehensive income - foreign currency translation                    12                     138,733
            Accumulated deficit                                                                        (4,015,889)
                                                                                              -------------------
                                                                                                          792,312
                                                                                              -------------------

                                                                                                        3,822,823

-----------------------------------------------------------------------------------------------------------------


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Loss and Comprehensive Loss

                                                      Note              30 June                       30 June
                                                                         1999                           1998
------------------------------------------------------------------------------------------------------------------
                                                                           $                             $

Sales                                                                     8,873,845                   11,103,370
Less:
Cost of Sales                                                             4,686,123                    6,516,246
                                                                  --------------------         -----------------------
Gross Profit                                                              4,187,722                    4,587,124



Operating Expenses
Network operating costs                                                     106,217                      116,730
Selling, general and administrative                                       5,121,234                    4,699,497
Depreciation and amortization                                               486,048                      451,772
                                                                  --------------------         -----------------------
Total operating expenses                                                  5,713,499                    5,267,999

                                                                  --------------------         -----------------------
Loss from Operations                                                     (1,525,777)                    (680,875)

Other income/(expense)
            Interest paid
                 - leases                                                    (1,436)                      (1,451)
                 - loans - short term                                       (59,619)                     (29,983)
                 - Discount on stock issuance                              (250,000)                           -
            Interest received                                                14,631                        9,215
                                                                  --------------------         -----------------------

Loss for the year before income tax                                      (1,822,201)                    (703,094)

Income tax expense                                        13                      -                            -
                                                                  --------------------         -----------------------

Net loss                                                                 (1,822,201)                    (703,094)

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments                                    (96,431)                     211,266

                                                                  --------------------         -----------------------
Comprehensive loss                                                       (1,918,632)                    (491,828)

Net loss per share                                                            (0.20)                       (0.08)

Weighted average number of shares                                         9,075,000                    8,800,000

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements
--------------------------------------------------------------------------------

Consolidated Statements of Changes in Cash Flows

                                                                      30 June        30 June
                                                                       1999            1998
------------------------------------------------------------------------------------------------
                                                                         $              $
Cash provided/(used) by:

Operating Activities
Operations
       Net loss for the year                                       (1,822,201)      (703,094)
       Items not involving cash:
       Amortization                                                   486,048        451,772
       Interest expenses related to issuance of stock at a            250,000           --
       discount

       Increase/(decrease) from changes in:
       Accounts receivable                                            224,035        (28,150)
       Inventory                                                      (39,644)       (43,055)
       Costs on projects not yet billed                                83,921        152,652
       Accounts payable and other                                  (1,028,159)       428,848
       accruals
       Income taxes                                                        (3)           (56)
       Employee entitlement payable                                    25,067        (58,918)
                                                                   ----------     ----------
                                                                   (1,820,936)       199,999

Investing Activities
       Investments in:
       Capital assets - net                                          (481,852)        21,246
                                                                   ----------     ----------
                                                                     (481,852)        21,246
Financing Activities
       Loans repaid                                                      --         (319,920)
       Lease payments                                                 (25,183)       (81,626)
       Proceeds on issue of stock                                     939,571           --
       Contribution of capital                                        917,435        481,659
                                                                   ----------     ----------
                                                                    1,831,823         80,113

(Decrease)/Increase in cash                                          (470,965)       301,358
Cash at beginning of year                                             589,877        288,519
Cash at end of year                                                   118,912        589,877

Supplemental non-cash investing and financing activities
Capital lease obligations                                              59,191           --
Interest                                                               61,055         28,532


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements
-------------------------------------------------------------------------------


Consolidated Statement of Stockholders' Equity

                                                     Common Stock                       Additional                 Accumulated
                                           Shares               Amount                   Paid in                      Deficit
                                                                                         Capital
                                        --------------       ----------------      --------------------      ---------------------

Balance, at June 30, 1997                    680,800             506,515                  1,574,378              (1,490,594)
Contributed capital                                                                         481,659
Net loss for the year                                                                                              (703,094)

                                        ------------------------------------------------------------------ ---------------------
Balance at June 30, 1998                     680,800             506,515                  2,056,037              (2,193,688)

Recapitalization on February 15,           8,119,200            (497,715)                   497,715
1999

Reverse Acquisition                          500,000                 500                       (500)

Shares issued to AICH for                    600,000                 600                       (600)
placement agreement

Common stock issued on March 16,             300,000                 300                    749,700
1999 @ $2.50 per share

Listing costs attributable to                                                               (60,429)
issuance

Contributed Capital on March 31,                                                            917,345
1999

Common stock issued on June 9,               200,000                 200                    249,800
1999 at $1.25 per share

Interest expense related to stock                                                           250,000
issued at a discount

Net loss for the year                                                                                            (1,822,201)

                                        ----------------------------------------------------------------------------------------
Balance, at June 30, 1999                 10,400,000              10,400                  4,659,068              (4,015,889)


NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.          Organization

Trade Wind Communications Limited (VSE: TWC) ("TWC") entered into a business combination agreement ("Merger Agreement") on February 5, 1999 with Flexemessaging.com Inc. (previously Siler Ventures Inc.) and Atlantic International Capital Holdings Ltd. ("Atlantic") to complete a reverse acquisition of Flexemessaging.com Inc and a financing arrangement of $3,660,000 through the sale of Flexemessaging.com, Inc. common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. TWC owned all of the stock in Trade Wind Group Pty Ltd
            (TWG) which controlled all the business assets.

            In summary, Flexemessaging.com, Inc acquired the business assets of TWC, consisting of the stock of TWG, in exchange for 8,800,000 shares of common stock of Flexemessaging.com, Inc. and Atlantic has made an interim placement of 300,000 shares of common stock of Flexemessaging.com Inc. for $750,000. Per the Merger Agreement, Atlantic is expected to place the balance of the $3,660,000 financing through the sale of Flexemessaging.com Inc.'s common stock pursuant to a private placement.

            Flexemessaging.com Inc is incorporated under the laws of Idaho. Its stock is traded on the Over the Counter Bulletin Board market, but is not registered with the US Securities and Exchange Commission or the securities commission of any state. Included in the issued stock are 600,000 shares of common stock beneficially owned by Atlantic. These shares are held in escrow and will be subject to performance by Atlantic under the terms of the Merger Agreement. The performance terms have not been met and the contract is currently under review by management.

            Trade Wind Group Pty Ltd was incorporated in Australia on September 6, 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services. The majority of sales to date have concentrated in Australia and South East Asia, however with the expansion of communication services to Europe and North America, the Company is developing a global profile.

            These financial statements are stated in US dollars and have been prepared in accordance with generally accepted accounting principles in United States.

            These financial statements present figures for the Company for the years ended June 30, 1999, and June 30, 1998.

b.          Principles of Consolidation

            The consolidated accounts comprise the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

c.          Going Concern

            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

            The Company has incurred cumulative losses to date of $4,015,889 that includes a net loss for the current period of $1,822,201. The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the financial year ending June 30, 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level to meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter if the Company's operation does not begin to deliver positive cashflows in amounts enough to satisfy the Company's requirements then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads, undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

            The market for fax and messaging is very competitive and the Voice and Data business, with its large contracts is very influenced by the economic conditions pertaining in Australia at the time. The Company does not expect this to change and in fact expects it to require even greater effort to overcome in the future. The Company will therefore continue to have the need for additional funding until it reaches significant levels of revenue and margin to become cashflow positive.

d.          Goodwill and intangibles

            Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortized on a straight-line basis over a period of 10 years. Intangibles represent trademarks and customer list acquisition. Intangibles are amortized on a straight-line basis over a period of 5 years.

e.          Long-lived Assets

            Long-lived assets, consisting principally of capital assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset a loss is recognized for the difference between the fair value and the carrying value.

f.          Inventories

            Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenses.

g.          Income Tax

            The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. To the extent it is more likely than not that all of the Company's deferred tax assets will not be realized a valuation allowance is recorded to reduce the deferred tax asset to its estimated Net Realizable Value.

h.          Capital Assets

            Capital assets are recorded at cost. Amortization is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortized over the shorter of the estimated life of the assets or the term of the lease.

i.          Research and Development

            Research and Development expenditures are expensed as incurred.

j.          Employee Benefits

            Provision is made in respect of the Company's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

            Contributions are made by the Company to an employee superannuation fund and are charged as expenses when incurred. The amount contributed to the fund was $235,701 (1998: $178,970). The Company has no other legal obligation to provide benefits to employees on retirement.

k.          Revenue Recognition

            Sales revenue on contracts for the Voice & Data division are recognized on a percentage of completion basis but finalization, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Costs on projects not yet billed. Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognized evenly over the period covered by the maintenance agreement. Sales revenue for the FlexiFax division is recognized upon successful transmission of fax deliveries.

l.          Foreign Currency Transactions and Balances

            The financial position and results of operations of the Company are determined using the Australian dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each period end. Amounts on the statement of loss and comprehensive loss are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the comprehensive income account in shareholders' equity. The gains and losses from foreign currency transactions are included in net loss.

m.          Financial Instruments

            The Company's financial instruments consist of cash, receivables, accounts payable, other loans, and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

n.          Use of Estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.


o.          Loss per share

            Basic earnings per share is computed by dividing the net loss by the weighted average number of stock of common stock outstanding each year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common stock equivalents that were outstanding during the period. For the years ended June 30, 1999 and 1998 there were no common stock equivalents, therefore both basic and dilutive earnings per share were the same amounts for both periods. Net loss per share is calculated assuming recapitalization occurred at the beginning of the earliest period shown.

p.          New Accounting Pronouncements

            In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

            During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

            Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

q.          Risks and Uncertainties

            A significant portion of the Company's client base is concentrated within the financial services industry. An economic downturn in the financial services industry could have a material adverse effect on the Company's results of operations.

                                                                                                    30 June
                                                                                                      1999
------------------------------------------------------------------------ -------------------- ---------------------
                                                                                                       $

NOTE 2:     CASH

     Cash at bank and on deposit                                                                        111,293
     Cash on hand                                                                                         7,619
                                                                                              ---------------------
                                                                                                        118,912
                                                                                              ---------------------
NOTE 3:     RECEIVABLES

     Trade debtors                                                                                    1,744,978
     Allowance for doubtful debts                                                                       (86,812)
     Other debtors                                                                                      241,548
                                                                                              ---------------------
                                                                                                      1,899,714
                                                                                              ---------------------

NOTE 4:     INVENTORY

     Raw material                                                                                       176,711
     Finished goods                                                                                     129,659
                                                                                              ---------------------
                                                                                                        306,370
                                                                                              ---------------------

NOTE 5:     CAPITAL ASSETS
     (a)    Plant and Equipment - at cost                                                             1,692,447
            Furniture and Fittings - at cost                                                            552,206
            Motor Vehicles - at cost                                                                     85,084
            Leasehold improvements - at cost                                                            333,970
            Less accumulated amortization                                                            (1,703,491)
                                                                                              ---------------------
                                                                                                        960,216
                                                                                              ---------------------
     (b)    Leased
            Leased Motor Vehicles -
            Capitalized leased assets                                                                   219,941
            Less accumulated amortization                                                              (169,255)
                                                                                              ---------------------
                                                                                                         50,686
                                                                                              ---------------------
Total

Cost                                                                                                  2,883,648
     Less accumulated amortization                                                                   (1,872,746)
                                                                                              ---------------------
     Cost less accumulated amortization                                                               1,010,902
                                                                                              ---------------------

NOTE 6:     GOODWILL

     Goodwill                                                                                           103,614
     Less accumulated amortization                                                                      (94,083)
                                                                                              ---------------------
                                                                                                         9,531
                                                                                              ---------------------

NOTE 7:     OTHER NON CURRENT ASSETS

     Trademarks                                                                                         26,412
     Less accumulated amortization                                                                      (5,802)
                                                                                              ---------------------
                                                                                                        20,610
                                                                                              ---------------------
                                      F-9

                                                                                                    30 June
                                                                                                      1999
------------------------------------------------------------------------ -------------------- ---------------------
                                                                                                       $
NOTE 8:     SUNDRY CREDITORS AND ACCRUALS

     Sundry creditors and accruals                                                                         584,162
     Employee entitlements                                                                                 200,107
                                                                                              ---------------------
                                                                                                           784,269
                                                                                              ---------------------


NOTE 9:     LEASE LIABILITIES

     (a)    Finance Leasing Commitments

            Payable
            -           not later than one year                                                             31,492
            -           later than one year but not later than 2 years                                      11,948
            -           later than 2 years but not later than 3 years                                        9,932
            -           later than 3 years but not later than 4 years                                            -
            -           later than 4 years but not later than 5 years                                            -
                                                                                              ---------------------
            Minimum lease payments                                                                          53,372

            Less future finance charges                                                                        213
                                                                                              ---------------------
            Total lease liability                                                                           53,159
                                                                                              ---------------------

            Current portion                                                                                 31,382
            Non-current portion                                                                             21,777
                                                                                              ---------------------
                                                                                                            53,159
                                                                                              ---------------------

            Finance lease liabilities are collateralized by the underlying lease assets.

     (b)    Operating Lease Commitments

            Non-cancelable operating leases contracted for but not capitalized in the accounts

            Payable
            -           not later than one year                                                            352,599
            -           later than one year but not later than 2 years                                     445,832
            -           later than 2 years but not later than 3 years                                       11,805
            -           later than 3 years but not later than 4 years                                            -
            -           later than 4 years but not later than  5 years                                           -
                                                                                              ---------------------
                                                                                                           810,236

                                                                                              ---------------------
Rent expense incurred for the year ended June 30, 1999 was $435,496
(1998: $324,419)


NOTE 10:    LOAN PAYABLE ON SECURITIZATION OF DEBT

In September 1997, the Company arranged an unlimited working capital-based facility with Scottish Pacific Business Finance Limited in respect of the Australian domiciled customers of FlexiFax Global Services.(a division of Trade Wind marketing Pty Ltd) In accordance with Scottish Pacific lending criteria, this facility has been secured by a charge over the assets of Trade Wind Marketing Pty Ltd (a wholly owned subsidiary of Trade Wind Group Pty Ltd) as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries. Interest is charged at the highest of the prevailing rates of Westpac Banking Corporation, Australia and New Zealand Banking Group Limited and National Australia Bank Limited plus a margin of 2%. The prevailing interest rate at June 30, 1999 was 10.93% (1998: 11.06%). The original term of this agreement was 12 months with automatic renewal. This agreement may be terminated by Scottish Pacific Business Finance Limited by giving one month's notice or by the Company giving three month's notice.



NOTE 11:    CONTRIBUTED CAPITAL

In the past, loans were payable to Trade Wind Communications Limited. These loans were unsecured and did not attract interest or have timetables for set repayment. All loans have been forgiven at certain times. The forgiveness has been reflected in paid-in capital.

NOTE 12:    COMPREHENSIVE INCOME - FOREIGN CURRENCY TRANSLATION

In accordance with SFAS 130, the accumulated comprehensive income comprises the following:

Accumulated comprehensive income
            Balance at beginning of year                                                                 235,164
            Foreign currency translation adjustments                                                     (96,431)
                                                                                                 -----------------
            Balance at end of year                                                                       138,733



NOTE 13:    INCOME TAX EXPENSE

Estimated tax losses available to the Company to be carried forward to future years amount to $5,975,184 (1998: $4,057,173). These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realized;

(b)         the   Company   continues   to  comply  with  the   conditions   for
            deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Company in realizing the benefit from the deduction for the loss.

Differences between the effective income tax rate and the statutory income tax rate were primarily the result of the valuation allowance, which fully reserved the net deferred tax asset. The net deferred tax asset arose primarily from the taxable losses generated during the years ended June 30, 1992 through June 30, 1999.

NOTE 14:    SEGMENTED FINANCIAL INFORMATION

The Company operates two business divisions, Voice and Data Systems and FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all revenue has been generated from Australia. The accounting principles used to report the segment amounts is the same as that used to report the financial statements. Segmented financial information for these two divisions follows:

For the year ending June 30, 1999

                                           Voice       FlexiFax      Head Office   Consolidated
                                         and Data

Revenue                                5,426,815      3,447,030            --         8,873,845

-----------------------------------------------------------------------------------------------

Amortization                             126,159        304,409          55,480         486,048
-----------------------------------------------------------------------------------------------

Segment operating profit/(loss)          101,925     (1,368,978)       (258,724)     (1,525,777)

-----------------------------------------------------------------------------------------------

Identifiable assets                    2,365,313      1,248,780         208,730       3,822,823

-----------------------------------------------------------------------------------------------

For the year ending June 30, 1998

Revenue                                7,640,378      3,462,992            --        11,103,370

-----------------------------------------------------------------------------------------------

Amortization                             107,558        289,536          54,678         451,772
-----------------------------------------------------------------------------------------------

Segment operating profit/(loss)          133,024       (625,520)       (188,379)       (680,875)

-----------------------------------------------------------------------------------------------

Identifiable assets                    3,098,631      1,252,369         252,626       4,603,626

-----------------------------------------------------------------------------------------------

NOTE 15:    EVENTS SUBSEQUENT TO BALANCE SHEET DATE

On August 30, 1999, the Company made an offering of 500,000 common shares at $3.75 per share for the raising of net proceeds of $1,725,000 by way of private placement. This offering is being made pursuant to the limited and private offering exemption set forth in Rule 506 of Regulation D under the US Securities Act of 1933, as amended and comparable exemptions from registration under applicable state securities laws. Accordingly, the Shares offered hereby will be sold only to investors who are accredited investors (as that term is defined in Regulation D of the Securities Act). The Offering has no aggregate minimum purchase requirement. This offering closes after 180 days from the offering date or until all shares are sold whichever is the earlier.
To date no shares have been sold.

Pursuant to the above, Atlantic International Capital Holdings Limited, as agent of such offering, has advanced bridge financing in the sum of $499,500, in return for an unsecured promissory note over the Company. The loan bears interest at the rate announced, from time to time, by Nationsbank N.A. as its prime rate, plus 200 basis points, per annum. Interest is calculated on the basis of a 360-day year, but only to the extent that the unpaid principal remains outstanding. Interest accrues and is payable from the day that the Company receives net proceeds of not less than $1,500,000 from the above-mentioned offering. The Note is to be repaid on the later of commencement of trading of securities of the Company on the American Stock Exchange, NASDAQ or another exchange acceptable to the Company, or December 21, 1999. The note may be prepaid at any time without penalty or premium.

On August 16, 1999, the Company filed a Form 10SB with the US Securities and Exchange Commission to become a reporting entity.